                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)



                              NAPA NATIONAL BANCORP
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                               (Name of Issuer)



                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   630 35P 101
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                                 (CUSIP Number)



         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 10 Pages


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CUSIP No.  630 35P 101

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       NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
1      PERSONS:  NAPA NATIONAL BANCORP STOCK PARTICIPATION PLAN
                 I.R.S. NUMBER:  94-2780134

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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2                                                                     (a) |_|
                                                                      (b) |X|

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION          UNITED STATES OF AMERICA

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                    5       SOLE VOTING POWER                0 (see Item 4)
   NUMBER OF                ---------------------------------------------------
     SHARES         6       SHARED VOTING POWER         67,451 (see Item 4)
  BENEFICIALLY              ---------------------------------------------------
  OWNED BY EACH     7       SOLE DISPOSITIVE POWER           0 (see Item 4)
   REPORTING                ---------------------------------------------------
  PERSON WITH       8       SHARED DISPOSITIVE POWER    67,451 (see Item 4)

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                             67,451 (see Item 4)

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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        |_|

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11    PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)                                8.6% (see Item 4)

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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        EP
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                               Page 2 of 10 Pages


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-------------------------------------------------------------------------------
CUSIP No.  630 35P 101

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1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
    ABOVE PERSONS:  C. RICHARD LEMON

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |X|

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION               UNITED STATES OF AMERICA

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                      5    SOLE VOTING POWER            11,300 (see Item 4)
    NUMBER OF              ----------------------------------------------------
      SHARES          6    SHARED VOTING POWER          67,451 (see Item 4)
   BENEFICIALLY            ----------------------------------------------------
  OWNED BY EACH       7    SOLE DISPOSITIVE POWER       11,300 (see Item 4)
    REPORTING              ----------------------------------------------------
   PERSON WITH        8    SHARED DISPOSITIVE POWER     67,451 (see Item 4)

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                              78,751 (see Item 4)

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         |_|

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11   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)                                10.1% (see Item 4)

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12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        IN
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                               Page 3 of 10 Pages


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-------------------------------------------------------------------------------
CUSIP No.  630 35P 101

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS:   GEORGE M. SCHOFIELD

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)
                                                                     (a) |_|
                                                                     (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION             UNITED STATES OF AMERICA

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                     5     SOLE VOTING POWER           8,000 (see Item 4)
    NUMBER OF              ----------------------------------------------------
      SHARES         6     SHARED VOTING POWER         69,651 (see Item 4)
   BENEFICIALLY            ----------------------------------------------------
  OWNED BY EACH      7     SOLE DISPOSITIVE POWER      8,000 (see Item 4)
    REPORTING              ----------------------------------------------------
   PERSON WITH       8     SHARED DISPOSITIVE POWER    69,651 (see Item 4)

-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                            77,651 (see Item 4)

-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       |_|

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (9)                                9.9% (see Item 4)

-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        IN
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                               Page 4 of 10 Pages


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Item 1.    Information Regarding Issuer.
-------    ----------------------------

                (a) Name of Issuer: Napa National Bancorp.

                (b) Address of Issuer's Principal Executive Offices: 901 Main Street, Napa, California 94559.

Item 2.    Information Regarding Person Filing and Issuer's Securities.
-------    -----------------------------------------------------------

                (a) Name of Persons Filing: Napa National Bancorp Stock Participation Plan ("ESOP"), and Messrs. C. Richard Lemon and George M. Schofield, Co-Trustees of the ESOP.

                (b)   The ESOP's principal business address is:
           Napa National Bancorp Stock Participation Plan, Mr. C. Richard Lemon, Co-Trustee, 901 Main Street, Napa, California 94559.

                Mr. Lemon's principal business address is: Mr. C. Richard Lemon, Dickenson, Peatman & Fogarty, 809 Coombs Street, Napa, California 94559.

                Mr. Schofield's principal business address is: Mr. George M. Schofield, George Schofield Co., 1851 Vallejo Street, St. Helena, California 94574.

                (c)   Citizenship or Place of Organization of Persons Filing:
           The ESOP is an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and California law to the extent not preempted by ERISA. Messrs. Lemon and Schofield are both citizens of the United States of America.

                (d) Title of Class of Securities: The common stock of Napa National Bancorp ("Common Stock").

                (e)   CUSIP Number:  630 35P 101.

Item 3. The ESOP is an:
------  --------------

                (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d- 1(b)(1)(ii)(F)

Item 4.    Ownership.
-------    ---------

                (a) As of December 31, 1997, the ESOP beneficially owned 67,451 shares of Common Stock (the "ESOP Shares"). 28,376 shares of Common Stock were beneficially owned by the ESOP as of June 30, 1996. The ESOP acquired beneficial ownership of 19,354 additional shares of Common Stock pursuant to the terms and conditions of an Offer to Purchase 20,000 Shares of Napa National Bancorp Common Stock at a Net Selling Price of $14.50 Per share dated July 25, 1996 (the "Offer"). The Offer is described in greater detail in that certain Schedule 14D-1/A filed with the Securities and Exchange Commission on September 19, 1996. The ESOP acquired beneficial ownership of: (i) 401 additional shares of Common Stock in September 1996, (ii) 100 additional shares of Common Stock in December 1996, (iii) 7,500 additional shares of Common Stock in February 1997, (iv) 4,000 additional shares of Common


                               Page 5 of 10 Pages

           Stock in May 1997, (v) 220 additional shares of Common Stock in August 1997, and (vi) 7,5000 additional shares of Common Stock in November 1997. Messrs. Lemon and Schofield each disclaim beneficial ownership as to the ESOP Shares.

                      As of December 31, 1997, Mr. Lemon was deemed for reporting purposes to beneficially own 78,751 shares of Common Stock. This amount includes the ESOP Shares, 500 shares of Common Stock held in Mr. Lemon's own name, 800 shares of Common Stock held in an individual retirement account for the benefit of Mr. Lemon and 10,000 shares of Common Stock that may be acquired upon the exercise of stock options.

                      As of December 31, 1997, Mr. Schofield was deemed for reporting purposes to beneficially own 77,651 shares of Common Stock. This amount includes the ESOP Shares, 200 shares of Common Stock held in the name of "George and Jennifer Schofield as Community Property" (the "Community Property Shares"), 2,000 shares of Common Stock held in an individual retirement account for the benefit of Mr. Schofield, 2,000 shares of Common Stock held in an individual retirement account for the benefit of Jennifer Schofield (the "Jennifer Schofield IRA Shares"), and 6,000 shares of Common Stock that may be acquired upon the exercise of stock options.

                (b) As of December 31, 1997, there were 783,500 shares of the Subject Company's Common Stock outstanding. The 67,451 shares of Common Stock beneficially owned by the ESOP represent 8.6% of the Common Stock outstanding as of December 31, 1997. The 78,751 shares of Common Stock deemed to be beneficially owned by Mr. Lemon represent 10.1% of the Common Stock outstanding as of December 31, 1997. The 77,651 shares of Common Stock deemed to be beneficially owned by Mr. Schofield represent 9.9% of the Common Stock outstanding as of December 31, 1997. NOTE: Because Messrs. Lemon and Schofield are not able to vote or dispose of, or direct the vote or disposition of, any shares represented by options to purchase Common Stock until the time such options are exercised, the actual percentage of outstanding Common Stock deemed to be beneficially owned by each of Messrs. Lemon and Schofield would decline slightly from the rounded percentages set forth in this paragraph (b) upon the exercise of such options.

                (c) Number of shares of Common Stock as to which the Persons Filing have:

                      (i) sole power to vote or to direct the vote: The ESOP
                beneficially owns no shares of Common Stock as to which it maintains the sole power to vote or to direct the vote. Mr. Lemon is the beneficial owner of 11,300 shares of Common Stock as to which he maintains the sole power to vote or to direct the vote (10,000 of this total represents shares of Common Stock which Mr. Lemon may acquire upon the exercise of stock options). Mr. Schofield is the beneficial owner of 8,000 shares of Common Stock as to which he maintains the sole power to vote or to direct the vote (6,000 of this total represents shares of Common Stock which Mr. Schofield may acquire upon the exercise of stock options).

                      (ii) shared power to vote or to direct the vote: The ESOP
                beneficially owns 67,451 shares of Common Stock as to which it has shared power to vote or direct the vote. Mr. Lemon is deemed to be the beneficial owner of 67,451 shares of Common Stock as to which he has shared power to vote or to direct the vote (consisting of the ESOP Shares). Mr. Schofield is deemed to be the beneficial owner of 69,651 shares of Common

                               Page 6 of 10 Pages


^


                Stock as to which he has shared power to vote or to direct the vote (consisting of the ESOP Shares, the Community Property Shares and the Jennifer Schofield IRA Shares).

                      (iii) sole power to dispose or direct the disposition of:
                The ESOP beneficially owns no shares of Common Stock as to which it maintains the sole power to dispose or direct the disposition of. Mr. Lemon is the beneficial owner of 11,300 shares of Common Stock as to which he maintains the sole power to dispose or direct the disposition of (10,000 of this total represents shares of Common Stock which Mr. Lemon may acquire upon the exercise of stock options). Mr. Schofield is the beneficial owner of 8,000 shares of Common Stock as to which he maintains the sole power to dispose or direct the disposition of (6,000 of this total represents shares of Common Stock which Mr. Schofield may acquire upon the exercise of stock options).

                      (iv) shared power to dispose or direct the disposition of:
                The ESOP is the beneficial owner of 67,451 shares of Common Stock as to which it has shared power to dispose or direct the disposition of. Mr. Lemon is deemed to be the beneficial owner of 67,451 shares of Common Stock as to which he has shared power to dispose or direct the disposition of (consisting of the ESOP Shares). Mr. Schofield is deemed to be the beneficial owner of 67,451 shares of Common Stock as to which he has shared power to dispose or direct the disposition of (consisting of the ESOP Shares, the Community Property Shares and the Jennifer Schofield IRA Shares).

Item 5.   Ownership of Less Than Five Percent or Less of a Class.
-------   ------------------------------------------------------

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
-------   ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
-------   ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company.
          ------------------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
-------   ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of the Group.
-------   ----------------------------------

          Not applicable.

Item 10.  Certification.
--------  -------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 7 of 10 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  February 17, 1998.

                                  NAPA NATIONAL BANCORP STOCK
                                  PARTICIPATION PLAN



                                  By: /s/ C. Richard Lemon
                                      --------------------------------------
                                             C. Richard Lemon
                                                Co-Trustee


                               Page 8 of 10 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  February 17, 1998.


                                     /s/ C. Richard Lemon
                                     ---------------------------------------
                                              C. Richard Lemon


                               Page 9 of 10 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  February 17, 1998.


                                    /s/ George M. Schofield
                                    ----------------------------------------
                                               George M. Schofield


                               Page 10 of 10 Pages